Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	March 31, 2024	December 31, 2023	January 1, 2023
ASSETS		(see Note 2d)
Current assets:
Cash	$30,948	$54,182	$21,587
Accounts receivable	432,674	421,427	413,925
Inventory	36,018	35,272	35,158
Total current assets	499,640	510,881	470,670
Non-current assets:
Income tax recoverable	696	682	1,602
Deferred tax assets	50,294	73,662	455
Property, plant and equipment	2,349,414	2,338,088	2,303,338
Intangibles	16,367	17,310	19,575
Right-of-use assets	65,625	63,438	60,032
Finance lease receivables	4,891	5,003	—
Investments and other assets	10,199	9,971	20,451
Total non-current assets	2,497,486	2,508,154	2,405,453
Total assets	$2,997,126	$3,019,035	$2,876,123

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$266,298	$350,749	$404,350
Income taxes payable	3,782	3,026	2,991
Current portion of lease obligations	18,584	17,386	12,698
Current portion of long-term debt (Note 5)	2,869	2,848	2,287
Total current liabilities	291,533	374,009	422,326

Non-current liabilities:
Share-based compensation (Note 7)	5,942	16,755	47,836
Provisions and other	7,302	7,140	7,538
Lease obligations	57,742	57,124	52,978
Long-term debt (Note 5)	935,142	914,830	1,085,970
Deferred tax liabilities	64,032	73,515	28,946
Total non-current liabilities	1,070,160	1,069,364	1,223,268
Shareholders’ equity:
Shareholders’ capital (Note 8)	2,376,894	2,365,129	2,299,533
Contributed surplus	74,482	75,086	72,555
Deficit	(975,513)	(1,012,029)	(1,301,273)
Accumulated other comprehensive income	159,570	147,476	159,714
Total shareholders’ equity	1,635,433	1,575,662	1,230,529
Total liabilities and shareholders’ equity	$2,997,126	$3,019,035	$2,876,123

See accompanying notes to condensed interim consolidated financial statements.

1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET EARNINGS (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2024	2023

Revenue (Note 3)	$527,788	$558,607
Expenses:
Operating	339,506	339,867
General and administrative	45,133	15,521
Earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	143,149	203,219
Depreciation and amortization	78,213	71,543
Gain on asset disposals	(3,237)	(9,276)
Foreign exchange	394	(483)
Finance charges (Note 6)	18,369	22,920
Loss (gain) on investments and other assets	(228)	4,230
Earnings before income taxes	49,638	114,285
Income taxes:
Current	1,017	841
Deferred	12,105	17,614
	13,122	18,455
Net earnings	$36,516	$95,830
Net earnings per share: (Note 9)
Basic	$2.53	$7.02
Diluted	$2.53	$5.57

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars)	2024	2023
Net earnings	$36,516	$95,830
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	32,253	(4,140)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt	(20,159)	2,673
Comprehensive income	$48,610	$94,363

See accompanying notes to condensed interim consolidated financial statements.

2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars)	2024	2023
Cash provided by (used in):
Operations:
Net earnings	$36,516	$95,830
Adjustments for:
Long-term compensation plans	7,451	(4,117)
Depreciation and amortization	78,213	71,543
Gain on asset disposals	(3,237)	(9,276)
Foreign exchange	728	(502)
Finance charges	18,369	22,920
Income taxes	13,122	18,455
Loss (gain) on investments and other assets	(228)	4,230
Income taxes paid	(234)	(171)
Interest paid	(33,430)	(39,375)
Interest received	495	116
Funds provided by operations	117,765	159,653
Changes in non-cash working capital balances	(52,222)	(131,297)
Cash provided by operations	65,543	28,356

Investments:
Purchase of property, plant and equipment	(55,527)	(50,795)
Proceeds on sale of property, plant and equipment	5,186	7,765
Business acquisitions	—	(28,000)
Purchase of investments and other assets	—	(55)
Receipt of finance lease payments	191	—
Changes in non-cash working capital balances	(25,087)	(7,732)
Cash used in investing activities	(75,237)	(78,817)

Financing:
Issuance of long-term debt	—	139,049
Repayments of long-term debt	(716)	(61,344)
Repurchase of share capital	(10,081)	(4,993)
Lease payments	(3,200)	(1,961)
Cash used in financing activities	(13,997)	70,751

Effect of exchange rate changes on cash	457	(258)
Increase (decrease) in cash	(23,234)	20,032
Cash, beginning of period	54,182	21,587
Cash, end of period	$30,948	$41,619

See accompanying notes to condensed interim consolidated financial statements.

3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2024	$2,365,129	$75,086	$147,476	$(1,012,029)	$1,575,662
Net earnings for the period	—	—	—	36,516	36,516
Other comprehensive income for the period	—	—	12,094	—	12,094
Settlement of Executive Performance and Restricted Share Units	21,846	(1,479)	—	—	20,367
Share repurchases	(10,081)	—	—	—	(10,081)
Share-based compensation expense	—	875	—	—	875
Balance at March 31, 2024	$2,376,894	$74,482	$159,570	$(975,513)	$1,635,433

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2023	$2,299,533	$72,555	$159,714	$(1,301,273)	$1,230,529
Net earnings for the period	—	—	—	95,830	95,830
Other comprehensive loss for the period	—	—	(1,467)	—	(1,467)
Settlement of Executive Performance and Restricted Share Units	19,206	—	—	—	19,206
Share repurchases	(4,993)	—	—	—	(4,993)
Share-based compensation expense	—	480	—	—	480
Balance at March 31, 2023	$2,313,746	$73,035	$158,247	$(1,205,443)	$1,339,585

See accompanying notes to condensed interim consolidated financial statements.

4

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (Precision or the Corporation) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas and geothermal exploration and production companies in Canada, the United States and certain international locations.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards 34, Interim Financial Reporting, using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (IASB).

The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2023.

These condensed interim consolidated financial statements were prepared using accounting policies and methods of their application are consistent with those used in the preparation of the Corporation’s consolidated annual financial statements for the year ended December 31, 2023, except as noted in Note 2 (d).

These condensed interim consolidated financial statements were approved by the Board of Directors on April 24, 2024.

(b) Use of Estimates and Judgements

The preparation of the condensed interim consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgements are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in preparation of the condensed interim consolidated financial statements may change as future events unfold, more experience is acquired, or the Corporation’s operating environment changes.

Significant estimates and judgements used in the preparation of these condensed interim consolidated financial statements remained unchanged from those disclosed in the Corporation’s consolidated annual financial statements for the year ended December 31, 2023.

(c) Environmental Reporting Regulations

Environmental reporting continues to evolve and the Corporation may be subject to additional future disclosure requirements. The International Sustainability Standards Board (ISSB) has issued two IFRS Sustainability Disclosure Standards with the objective to develop a global framework for environmental sustainability disclosure. The Canadian Sustainability Standards Board (CSSB) has also released two Exposure Drafts open for comment on Proposed Canadian Sustainability Disclosure Standards which are aligned with the ISSB. Final CSSB standards are anticipated to be issued later in 2024. The Canadian Securities Administrators (CSA) have also issued a proposed National Instrument 51-107 Disclosure of Climate-related Matters which sets forth additional reporting requirements for Canadian Public Companies. Precision continues to monitor developments on these reporting requirements as it progresses with its determination of the financial implications of complying with these regulations.

(d) Change in Accounting Policy

The Corporation has adopted Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants - Amendments to IAS 1, as issued in 2020 and 2022. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024. They clarify certain requirements for determining whether a liability should be classified as current or non-current and require new disclosures for non-current liabilities that are subject to covenants within 12 months after the reporting period.

5

Due to the change in policy, there is a retrospective impact on the comparative statement of financial position, as the Corporation has a deferred share unit (DSU) plan for non-management directors which are redeemable in cash or for an equal number of common shares upon the director's retirement. In the case of a director retiring, the director's respective DSU liability would become payable and the Corporation would not have the right to defer settlement of the liability for at least 12 months. As such, the liability is impacted by the revised policy. The following presentation changes were made to the Statement of Financial Position:

•	As of January 1, 2023, accounts payable and accrued liabilities increased by $12 million and non-current share-based compensation liability decreased by $12 million.

•	As of December 31, 2023, accounts payable and accrued liabilities increased by $8 million and non-current share-based compensation liability decreased by $8 million.

The related liability is now classified as current at March 31, 2024 because the DSUs can be redeemed by the holders within 12 months after the reporting period. The Corporation's other liabilities were not impacted by the amendments.

The change in accounting policy will also be reflected in the Corporation's consolidated financial statements as at and for the year ending December 31, 2024.

NOTE 3. Revenue

(a)	Disaggregation of revenue

The following table includes a reconciliation of disaggregated revenue by reportable segment. Revenue has been disaggregated by primary geographical market and type of service provided.

Three Months Ended March 31, 2024	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$152,943	$4,141	$—	$—	$157,084
Canada	238,577	82,946	—	(2,666)	318,857
International	51,847	—	—	—	51,847
	$443,367	$87,087	$—	$(2,666)	$527,788

Day rate/hourly services	$440,334	$87,087	$—	$(177)	$527,244
Other	3,033	—	—	(2,489)	544
	$443,367	$87,087	$—	$(2,666)	$527,788

Three Months Ended March 31, 2023	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$254,138	$4,077	$—	$(14)	$258,201
Canada	201,678	70,446	—	(1,978)	270,146
International	30,260	—	—	—	30,260
	$486,076	$74,523	$—	$(1,992)	$558,607

Day rate/hourly services	$473,665	$74,523	$—	$(14)	$548,174
Shortfall payments/idle but contracted	883	—	—	—	883
Turnkey drilling services	8,988	—	—	—	8,988
Other	2,540	—	—	(1,978)	562
	$486,076	$74,523	$—	$(1,992)	$558,607

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(b)	Seasonality

Precision has operations that are carried on in Canada which represent approximately 60% (2023 – 48%) of consolidated revenue for the three months ended March 31, 2024 and 42% (2023 – 38%) of consolidated total assets as at March 31, 2024. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

NOTE 4. SEGMENTED INFORMATION

The Corporation has two reportable operating segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, oilfield equipment rental and camp and catering services. The Corporation provides services primarily in Canada, the United States and certain international locations.

Three Months Ended March 31, 2024	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$443,367	$87,087	$—	$(2,666)	$527,788
Earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	153,673	18,605	(29,129)	—	143,149
Depreciation and amortization	69,052	6,820	2,341	—	78,213
Gain on asset disposals	(2,667)	(542)	(28)	—	(3,237)
Total assets	2,557,443	262,734	176,949	—	2,997,126
Capital expenditures	52,385	2,920	222	—	55,527

Three Months Ended March 31, 2023	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$486,076	$74,523	$—	$(1,992)	$558,607
Earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	189,123	17,406	(3,310)	—	203,219
Depreciation and amortization	65,555	3,731	2,257	—	71,543
Gain on asset disposals	(8,580)	(566)	(130)	—	(9,276)
Total assets	2,570,030	187,913	133,456	—	2,891,399
Capital expenditures	48,824	1,783	188	—	50,795

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A reconciliation of total segment earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals, depreciation and amortization to net earnings is as follows:

	Three Months Ended March 31,
	2024	2023
Total segment earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	$143,149	$203,219
Deduct:
Depreciation and amortization	78,213	71,543
Gain on asset disposals	(3,237)	(9,276)
Foreign exchange	394	(483)
Finance charges	18,369	22,920
Loss (gain) on investments and other assets	(228)	4,230
Income taxes	13,122	18,455
Net earnings	$36,516	$95,830

NOTE 5. LONG-TERM DEBT

	U.S. Denominated Facilities				Canadian Facilities and Translated U.S. Facilities

		March 31,		December 31,	March 31,	December 31,
		2024		2023	2024	2023

Current Portion of Long-Term Debt
Canadian Real Estate Credit Facility	US$	—	US$	—	$1,915	$1,915
U.S. Real Estate Credit Facility		704		704	954	933
	US$	704	US$	704	$2,869	$2,848

Long-Term Debt
Canadian Real Estate Credit Facility		—		—	23,540	24,018
U.S. Real Estate Credit Facility		7,509		7,685	10,172	10,181
Unsecured Senior Notes:
7.125% senior notes due 2026		273,330		273,330	370,279	362,096
6.875% senior notes due 2029		400,000		400,000	541,880	529,904
	US$	680,839	US$	681,015	945,871	926,199
Less net unamortized debt issue costs and original issue discount					(10,729)	(11,369)
					$935,142	$914,830

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	Unsecured Senior Notes	Canadian Real Estate Credit Facility	U.S. Real Estate Credit Facility	Debt Issue Costs and Original Issue Discount	Total
Current	$—	$1,915	$933	$—	$2,848
Long-term	892,000	24,018	10,181	(11,369)	914,830
December 31, 2023	892,000	25,933	11,114	(11,369)	917,678
Changes from financing cash flows:
Repayment of Real Estate Credit Facility	—	(478)	(238)	—	(716)
	892,000	25,455	10,876	(11,369)	916,962
Amortization of debt issue costs	—	—	—	640	640
Foreign exchange adjustment	20,159	—	250	—	20,409
March 31, 2024	$912,159	$25,455	$11,126	$(10,729)	$938,011

Current	$—	$1,915	$954	$—	$2,869
Long-term	912,159	23,540	10,172	(10,729)	935,142
March 31, 2024	$912,159	$25,455	$11,126	$(10,729)	$938,011

As at March 31, 2024, Precision was in compliance with the covenants of the Senior Credit Facility and Real Estate Credit Facilities.

	Covenant	At March 31, 2024
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	<2.50	0.07
Consolidated covenant EBITDA to consolidated interest expense	>2.50	7.48
Real Estate Credit Facilities
Consolidated covenant EBITDA to consolidated interest expense	>2.50	7.48
(1)	For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

NOTE 6. FINANCE CHARGES

	Three Months Ended March 31,
	2024	2023
Interest:
Long-term debt	$17,028	$21,213
Lease obligations	1,039	862
Other	91	155
Income	(568)	(104)
Amortization of debt issue costs, loan commitment fees and original issue discount	779	794
Finance charges	$18,369	$22,920

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NOTE 7. SHARE-BASED COMPENSATION PLANS

Liability Classified Plans

	Restricted Share Units (a)	Performance Share Units (a)	Non-Management Directors’ DSUs (b)	Total
December 31, 2023	$16,114	$64,042	$8,367	$88,523
Expensed during period	5,011	14,228	2,520	21,759
Settlement in shares	(2,012)	(18,355)	—	(20,367)
Payments and redemptions	(12,910)	(39,913)	—	(52,823)
Foreign exchange	(45)	(161)	—	(206)
March 31, 2024	$6,158	$19,841	$10,887	$36,886

Current	$5,099	$14,958	$10,887	$30,944
Long-term	1,059	4,883	—	5,942
	$6,158	$19,841	$10,887	$36,886

(a)	Restricted Share Units and Performance Share Units

A summary of the activity under the Restricted Share Unit (RSU) and the Performance Share Unit (PSU) plans are presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2023	276,094	794,743
Granted	88,310	157,680
Redeemed	(180,266)	(448,628)
Forfeited	(1,382)	(1,892)
March 31, 2024	182,756	501,903

(b)	Non-Management Directors – Deferred Share Units Plan

A summary of the activity under the non-management director Deferred Share Unit (DSU) plan is presented below:

DSUs Outstanding
December 31, 2023	116,280
Granted	3,190
March 31, 2024	119,470

Equity Settled Plans

(c)	Executive Restricted Share Units Plan

Precision granted Executive RSUs to certain senior executives with the intention of settling them in voting shares of the Corporation either issued from treasury or purchased in the open market. Granted units vest annually over a three-year term.

	Executive RSUs Outstanding	Weighted Average Fair Value
December 31, 2023	46,740	$96.90
Granted	61,930	79.84
Redeemed	(15,570)	96.90
Forfeited	(608)	96.90
March 31, 2024	92,492	$85.48

Included in net earnings for the three months ended March 31, 2024 were expenses of $1 million (2023 – $0.5 million).

10

(d)	Option Plan

A summary of the activity under the option plan is presented below:

Canadian share options	Outstanding	Range of Exercise Price			Weighted Average Exercise Price	Exercisable
December 31, 2023	23,055	$87.00	—	145.97	$113.01	23,055
Forfeited	(10,170)	145.97	—	145.97	145.97
March 31, 2024	12,885	$87.00	—	87.00	$87.00	12,885

U.S. share options	Outstanding	Range of Exercise Price (US$)			Weighted Average Exercise Price (US$)	Exercisable
December 31, 2023	128,398	$51.20	—	111.47	$85.80	128,398
Forfeited	(55,921)	68.80	—	111.47	110.22
March 31, 2024	72,477	$51.20	—	79.80	$66.96	72,477

(e)	Non-Management Directors – Deferred Share Unit Plan

As at March 31, 2024, there were 1,470 (2023 – 1,470) deferred share units outstanding.

NOTE 8. SHAREHOLDERS’ CAPITAL

Common shares	Number	Amount
December 31, 2023	14,336,539	2,365,129
Settlement of PSUs and RSUs	265,143	21,846
Share repurchases	(123,100)	(10,081)
March 31, 2024	14,478,582	2,376,894

NOTE 9. PER SHARE AMOUNTS

The following tables reconcile net earnings and weighted average shares outstanding used in computing basic and diluted net earnings per share:

	Three Months Ended March 31,
	2024	2023
Net earnings – basic	$36,516	$95,830
Effect of share options and other equity compensation plans	—	(13,244)
Net earnings – diluted	$36,516	$82,586

	Three Months Ended March 31,
(Stated in thousands)	2024	2023
Weighted average shares outstanding – basic	14,407	13,648
Effect of share options and other equity compensation plans	3	1,191
Weighted average shares outstanding – diluted	14,410	14,839

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NOTE 10. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying values of cash, accounts receivable, and accounts payable and accrued liabilities approximates their fair value due to the relatively short period to maturity of the instruments. At the end of each reporting period, investments and other assets are measured at their estimated fair value, with changes in fair value recognized in profit or loss. Amounts drawn on the Senior Credit Facility and the Canadian and U.S. Real Estate Credit Facilities are measured at amortized cost and approximate fair value as this indebtedness is subject to floating rates of interest. The fair value of the unsecured senior notes at March 31, 2024 was approximately $910 million (December 31, 2023 – $867 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated statement of financial position are categorized based upon the level of judgement associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair value determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk-free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

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SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTINGS

Shares of Precision Drilling Corporation are listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada

Calgary, Alberta

TRANSFER POINT

Computershare Trust Company NA

Canton, Massachusetts

Q1 2024 TRADING PROFILE

Toronto (TSX: PD)

High: $92.25

Low: $68.92

Close: $91.13

Volume Traded: 4,611,500

New York (NYSE: PDS)

High: US$68.05

Low: US$51.53

Close: US$67.29

Volume Traded: 5,085,900

ACCOUNT QUESTIONS

Precision’s Transfer Agent can help you with a variety of shareholder related services, including:

• change of address

• lost unit certificates

• transfer of shares to another person

• estate settlement

Computershare Trust Company of Canada

100 University Avenue

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

Canada

1-800-564-6253 (toll free in Canada and the United States)

1-514-982-7555 (international direct dialing)

Email: service@computershare.com

ONLINE INFORMATION

To receive news releases by email, or to view this interim report online, please visit Precision’s website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to Precision, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR and is available at www.sedar.com and on the EDGAR website www.sec.gov

CORPORATE INFORMATION

DIRECTORS

Michael R. Culbert

William T. Donovan

Steven W. Krablin

Susan M. MacKenzie

Lori A. Lancaster

Kevin O. Meyers

Kevin A. Neveu

David W. Williams

OFFICERS

Kevin A. Neveu

President and Chief Executive Officer

Veronica H. Foley

Chief Legal & Compliance Officer

Carey T. Ford

Chief Financial Officer

Shuja U. Goraya

Chief Technology Officer

Darren J. Ruhr

Chief Administrative Officer

Gene C. Stahl

President, North American Drilling

AUDITORS

KPMG LLP

Calgary, Alberta

HEAD OFFICE

Suite 800, 525 8th Avenue SW

Calgary, Alberta, T2P 1G1

Canada

Telephone: 403-716-4500

Facsimile: 403-264-0251

Email: info@precisiondrilling.com

www.precisiondrilling.com

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